UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Aquinox Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

03842B101

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

August 7, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

(Continued on the following pages)

________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03842B101	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors LP 13-4093645
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,267,300
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,267,300
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,267,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN
(1)	Based on 10,727,221 shares of common stock outstanding as of August 5, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on August 6, 2015.

CUSIP No. 03842B101	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors (GP) LLC 46-3147749
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,267,300
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,267,300
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,267,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO
(1)	Based on 10,727,221 shares of common stock outstanding as of August 5, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on August 6, 2015.

CUSIP No. 03842B101	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,267,300
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,267,300
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,267,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC
(1)	Based on 10,727,221 shares of common stock outstanding as of August 5, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on August 6, 2015.

CUSIP No. 03842B101	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,267,300
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,267,300
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,267,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8%(1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC
(1)	Based on 10,727,221 shares of common stock outstanding as of August 5, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on August 6, 2015.

Schedule 13D

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.000001 per share (the “Common Stock”) of Aquinox Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is 450-887 Great Northern Way, Vancouver, B.C., Canada V5T 4T5. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) The Reporting Persons are:

1.	Baker Bros. Advisor LP (the “Adviser”)
2.	Baker Bros. Advisors (GP) LLC (the “Adviser GP”)
3.	Felix J. Baker
4.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The Adviser is a limited partnership organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

667, L.P. and Baker Brothers Life Sciences, L.P. (together, the “Funds”) purchased securities of the Issuer in open market transactions directly with a broker dealer. Such transactions are detailed in Item 5(c) of this Schedule 13D and such disclosure is hereby incorporated by reference into this Item 4.

The Funds hold securities of the Issuer for passive investment purposes. The Reporting Persons or their affiliates have had and may continue to have discussions with management of the Issuer regarding financing. The Reporting Persons may acquire additional securities of the Issuer, including shares of common stock, in such financings or by means of open market purchases, privately negotiated purchases, or otherwise. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Set forth below is the aggregate number and percentage of shares of common stock directly held, as of the date hereof, by each of the following based upon 10,727,221 shares outstanding as of August 5, 2015, as reported in the Issuer’s 10-Q filed with the SEC on August 6, 2015. Such percentage figures were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).

Reporting Person	Number of Shares	Percentage of Class Outstanding

667, L.P.	458,665	4.3%

Baker Brothers Life Sciences, L.P.	3,808,635	35.5%

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Pursuant to management agreements as amended, among the Adviser, the Funds, and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

(c) The following transactions in the Issuer’s Common Stock were effected by the Funds noted below during the sixty days preceding the filing of this statement using working capital of the applicable purchasing Fund. All purchase transactions were effected in the open market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/Share	Footnotes
Baker Brothers Life Sciences, L.P.	6/25/2015	9,042	Purchase	7.2514	1
667, L.P.	6/25/2015	658	Purchase	7.2514	1
Baker Brothers Life Sciences, L.P.	7/2/2015	1,304	Purchase	6.9164	2
667, L.P.	7/2/2015	96	Purchase	6.9164	2
Baker Brothers Life Sciences, L.P.	7/8/2015	18,497	Purchase	6.6398
667, L.P.	7/8/2015	1,503	Purchase	6.6398
Baker Brothers Life Sciences, L.P.	7/9/2015	184,967	Purchase	1.9686	3
667, L.P.	7/9/2015	15,033	Purchase	1.9686	3
Baker Brothers Life Sciences, L.P.	7/9/2015	322,337	Purchase	1.9984	4
667, L.P.	7/9/2015	26,197	Purchase	1.9984	4
Baker Brothers Life Sciences, L.P.	8/7/2015	120,363	Purchase	10.7459	5
667, L.P.	8/7/2015	9,298	Purchase	10.7459	5
Baker Brothers Life Sciences, L.P.	8/7/2015	18,881	Purchase	9.8931	6
667, L.P.	8/7/2015	1,458	Purchase	9.8931	6
Baker Brothers Life Sciences, L.P.	8/7/2015	67,858	Purchase	8.8524	7
667, L.P.	8/7/2015	5,242	Purchase	8.8524	7
Baker Brothers Life Sciences, L.P.	8/7/2015	24,971	Purchase	7.2649	8
667, L.P.	8/7/2015	1,929	Purchase	7.2649	8
Baker Brothers Life Sciences, L.P.	8/7/2015	24,321	Purchase	5.386	9
667, L.P.	8/7/2015	1,879	Purchase	5.386	9
Baker Brothers Life Sciences, L.P.	8/7/2015	62,010	Purchase	3.6804	10
667, L.P.	8/7/2015	4,790	Purchase	3.6804	10
Baker Brothers Life Sciences, L.P.	8/7/2015	6,498	Purchase	2.7484	11
667, L.P.	8/7/2015	502	Purchase	2.7484	11
Baker Brothers Life Sciences, L.P.	8/7/2015	203,392	Purchase	10.4747	12
667, L.P.	8/7/2015	15,714	Purchase	10.4747	12
Baker Brothers Life Sciences, L.P.	8/7/2015	446,410	Purchase	9.8326	13
667, L.P.	8/7/2015	34,484	Purchase	9.8326	13
Baker Brothers Life Sciences, L.P.	8/7/2015	79,620	Purchase	8.4013	14
667, L.P.	8/7/2015	6,150	Purchase	8.4013	14
Baker Brothers Life Sciences, L.P.	8/7/2015	110,467	Purchase	7.7424	15
667, L.P.	8/7/2015	8,533	Purchase	7.7424	15
Baker Brothers Life Sciences, L.P.	8/7/2015	191,797	Purchase	6.2610	16
667, L.P.	8/7/2015	14,816	Purchase	6.2610	16
Baker Brothers Life Sciences, L.P.	8/7/2015	268,742	Purchase	5.5879	17
667, L.P.	8/7/2015	20,760	Purchase	5.5879	17
Baker Brothers Life Sciences, L.P.	8/7/2015	114,220	Purchase	4.2172	18
667, L.P.	8/7/2015	8,823	Purchase	4.2172	18
Baker Brothers Life Sciences, L.P.	8/7/2015	110,027	Purchase	3.3503	19
667, L.P.	8/7/2015	8,499	Purchase	3.3503	19
Baker Brothers Life Sciences, L.P.	8/7/2015	53,419	Purchase	2.7825	20
667, L.P.	8/7/2015	4,127	Purchase	2.7825	20
Baker Brothers Life Sciences, L.P.	8/7/2015	129,199	Purchase	6.0225	21
667, L.P.	8/7/2015	9,980	Purchase	6.0225	21
Baker Brothers Life Sciences, L.P.	8/7/2015	288,532	Purchase	3.6226	22
667, L.P.	8/7/2015	22,289	Purchase	3.6226	22

(1) The reported price is a weighted average price. These shares were traded in multiple transactions at a prices ranging from $6.98 to $7.40. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.90 to $6.92. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.94 to $2.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $1.97 to $2.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $10.11 to $11.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $9.79 to $10.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $8.33 to $9.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(8) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $6.88 to $7.80. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(9) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $5.17 to $5.75. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(10) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $3.20 to $4.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(11) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.74 to $2.75. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(12) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $10.24 to $11.23. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(13) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $9.34 to $10.23. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(14) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $7.99 to $8.98. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(15) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $7.14 to $7.98. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(16) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $5.97 to $6.93. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(17) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $4.94 to $5.93. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(18) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $3.94 to $4.93. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(19) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.98 to $3.93. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(20) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.76 to $2.81. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(21) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $5.91 to $6.20. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(22) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $3.06 to $4.05. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Brothers Life Sciences L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2015

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Aquinox Pharmaceuticals, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 10th day of August 2015

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker